

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 7, 2016

Robert Eadie
Chief Executive Officer
Starcore International Mines Ltd.
Suite 750 – 580 Hornby Street, Box 113
Vancouver, British Columbia, Canada V6C 3B6

      Re: Starcore International Mines Ltd.
              Registration Statement on Form 20-FR12G
              Filed August 12, 2016
              File No. 000-50922

Dear Mr. Eadie:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Herbert I. Ono, Esq.
    McMillan LLP